02037030

P.E 6-30-2001

ARIS

AmerAlia, Inc.

ANNUAL REPORT TO SHAREHOLDERS

2001

TABLE OF CONTENTS

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K/A-1 (including the financial statements) as filed with the Securities & Exchange Commission may be obtained free of charge by any shareholder upon written request to AmerAlia's corporate office, 20971 E. Smoky Hill Rd, Centennial, CO 80015, attention: Corporate Secretary (telephone: 720-876 2373; facsimile: 720-876 2374).

Alternatively, you can obtain copies of all the Company's filings lodged with the Securities and Exchange Commission (the "SEC") from the SEC's web site: http://www.sec.gov.

ANNUAL MEETING

AmerAlia's Annual Meeting of Shareholders will be held on June 18, 2002 at the DoubleTree Hotel, 9599 Skokie Blvd, Skokie, Chicago, Illinois at 10.00 a.m. local time.

INVESTOR INFORMATION

Market Information.

Since August 1987, AmerAlia's Common Stock has been publicly traded under the symbol "AALA" on the Nasdaq SmallCap Market, operated by the National Association of Securities Dealers, Inc. The average sale price for the company's common stock provided by Nasdaq's online service for each of the quarters in the past two fiscal years are listed in the table below. These prices do not include allowance for retail markup or markdown, commissions or other transaction costs.

For the Quarter Ended	Average Sale Price
September 30, 1999	$3.00
December 3, 1999	$2.85
March 31, 2000	$2.91
June 30, 2000	$2.14
September 30, 2000	$1.17
December 31, 2000	$0.75
March 31, 2001	$1.05
June 30, 2001	$1.26
September 30, 2001	$1.14
December 31, 2001	$0.70
March 31, 2002	$0.70

Holders.

The number of record holders of AmerAlia's common stock on April 15, 2002 was approximately 450. (This does not include an indeterminate number of shareholders whose shares are held by brokers in street names.)

Dividends.

AmerAlia does not pay dividends on its common stock and has no plans to pay cash dividends.

SELECTED FINANCIAL DATA

The following information has been derived from AmerAlia's financial statements, appearing elsewhere in this Annual Report, and should be read in conjunction with the financial statements and notes.

Selected Financial Data
Amounts in Thousands of Dollars
(Except Per Share Data)
Year ended June 30

	2001	2000	1999	1998	1997
Revenues	-	-	-	-	-
Net Loss	(1,898)	(1,799)	(1,902)	(550)	(769)
Loss per Share	(.17)	(.22)	(.31)	(.13)	(.26)
Total Assets	14,766	11,528	5,836	3,500	3,008
Total Current Assets	489	92	1,378	725	12
Total Current Liabilities	12,230	7,479	923	819	650
Long Term Debt	-	-	-	-	4
Shareholders' Equity	2,536	4,049	4,913	2,681	2,354
Weighted Average No. of Shares	10,892	8,270	6,230	4,313	3,014

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward Looking Statements Disclaimer pursuant to 1933 & 1934 Securities Acts

AmerAlia's future conduct depends on a number of factors beyond our control, so we cannot assure anyone we will be able to conduct our operations as we contemplate in this report. This report contains various statements using the terms "may", "expects to", and other terms denoting future possibilities. They are forward-looking statements. We cannot guarantee the accuracy of these statements as they are subject to a variety of risks beyond our ability to predict or control. These risks may cause actual results to differ from the projections or estimates contained in this report. These risks include, but are not limited to, the possibility the described operations, reserves, exploration or production activities will not be completed on economic terms. Undertaking exploration, development and mining of mineral properties, significant construction projects, and the manufacture and marketing of chemical products is risky. Many of these risks are described in our filing on Form 10K for the fiscal year ended June 30, 2001 and it is important that each person reviewing this report understands the risks accompanying the establishment of our proposed operations.

Liquidity and Capital Resources

Subsequent to June 30, 2001

For a discussion of events since June 30, 2001 see the accompanying report on Form 10-Q for the Quarter Ended March 31, 2002 at the end of this Annual Report.

Liquidity and Capital Resources

June 30, 2001 as compared to June 30, 2000:

During the year ended June 30, 2001, we incurred further significant working capital shortages, principally through raising additional debt while raising only a small amount of new equity through sales of our capital stock to accredited investors. We:

- raised $75,000 through the sale of Common Stock to accredited investors;
- borrowed $500,000 from Harris Bank, N.A. in June 2001; and
- borrowed $4.222 million from Bank of America, N.A. in increments through March 2001.

Our principal shareholder guarantees these loans from the Bank of America for a fee payable in restricted shares as explained at Item 13(a) Certain Relationships and Related Party Transactions under "Guaranty Agreement – Mars Trust" in or filing on Form 10K. At June 30, 2001 the amount of this guaranty fee was $1,350,000. With subsequent increases and extension in the loan, this fee had increased to $1,780,000 in December 2001 as explained in our filing on Form 8K. In February 2002, the Trust converted its guaranty fee into 1,780,000 shares of restricted common stock with the number of shares subject to recalculation through December 2002.

We entered into a similar arrangement to secure a loan from the Harris Bank for $500,000. This guaranty fee is also discussed at Item 13(a) Certain Relationships and Related Party Transactions under "Guaranty Agreement – Messrs. C. O'Kieffe & R. Woolard" of our filing on Form 10K. We were obligated to pay a fee of $74,000 to these persons in shares of restricted Common Stock based upon future market prices of AmerAlia's Common Stock and we issued these shares in April, 2002. This loan is due June 30, 2002.

These additional borrowings, increases in guaranty fees and the accrual of unpaid compensation and directors' fees have funded our operating loss for the year, our continuing investment in our project's development and reductions in accounts payable and other current liabilities. In addition, we issued shares to satisfy $152,400 of expenses and outlays at an average price of $1.15 per share.

We mainly applied these funds to:

Operating loss for year	$ 1,897,715
Plant construction in progress	985,466
Lease development &exploration expenditures	1,271,584
Net reduction in accounts & royalties payable	282,604
Deferred financing costs	256,365
Prepaid expenses	218,515
Deposits, bonds & restricted cash	157,863
Repayment of bank overdraft	38,356
Reduction in interest payable	37,645
Purchase of office equipment	15,071
	$ 5,161,184

In summary, total assets increased during the year to $14,765,552 (2000: $11,527,521; 1999: $5,836,061) and stockholders' equity decreased to $2,535,787 (2000: $4,048,747; 1999: $4,912,533).

We have been able to finance our activities through short-term borrowings and only a small amount of equity investment. This situation has aggravated our working capital shortage and imposed high interest payments while allowing us to meet some of our more pressing current financial needs and continue our investment in our Rock School Lease Project. Consequently, our working capital deficit still exceeded $11,740,000 at June 30, 2001. Our ability to ensure our long-term survival as a going concern continues to be dependent upon our generating revenues from the production and sale of sodium bicarbonate. This has been our business plan for several years. In order to accomplish this plan, we must either:

- Secure funding of up to $50 million to construct our proposed plant to produce sodium bicarbonate from our Rock School Lease, or
- Conclude negotiations to acquire additional sodium bicarbonate producing assets, and to obtain the debt and equity funding necessary to complete that agreement.

We have been attempting to pursue the first aspect of this business plan for a significant period of time. Construction of our Rock School Lease project will not provide any revenues in the near term; we estimate that if everything is completed successfully, our revenue stream would not commence for 18 or more months from the time we commence construction. Although our revenue stream would be generated in a shorter period of time should we acquire an alternative, complementary business activity, both cases require a number of conditions precedent for their success, including appropriate agreements and a significant amount of necessary financing.

As the proposed acquisition is already in production, it is generating operating revenues and is profitable. We have been engaged in preliminary discussions with both our prospective lender and equity investors about this possible acquisition and we are ready to undertake further due diligence investigations. We have also prepared offering documents to raise equity capital from a limited number of sophisticated or accredited investors. If we can complete this transaction, we expect that the level of operating revenues we can gain through this acquisition, and the additional equity we raise to complete it, will ensure a significant improvement in our liquidity and capital reserves. We are negotiating with prospective investors and financiers to achieve this financing objective as we await the finalization of definitive purchase agreements.

We reached an agreement with US Filter to provide construction financing for the development of the Rock School Lease, but US Filter's agreement is subject to numerous conditions and, to date, US Filter has not advanced any funds under that agreement. While we have sought the alternative acquisition, our plans to build our facility on the Rock School Lease have been deferred. Whilst we envisage that US Filter would still build our planned facility and we already have completed project equipment currently in storage, this will require a renegotiation of our current contract with US Filter. US Filter has the right to terminate the existing contract and if it did, then we would be liable for breakage fees and other costs, which could be substantial.

Until we receive long-term funding to develop the Rock School Lease project and/or acquire another business, we will continue to be dependent on equity placements to accredited investors and short-term debt financing as in the past. We will continue to engage in appropriate cash management techniques.

Results of Operations

June 30, 2001 as compared to June 30, 2000:

Since we do not receive revenues from operations, any income we receive is generally derived from interest earned on funds on deposit resulting from stock subscriptions. Interest income in 2001 was approximately $13,300 compared with nearly $40,000 in the previous year. General and administrative expenditures were very similar to last year, 2001: $1,539,607 (2000: $1,523,717 and 1999: $1,910,792). As noted above, we have financed our capital expenditure program and expenditures using debt finance. Consequently, we have a high level of interest payments. However, a significant proportion of the debt was used to fund capital expenditures, hence the interest and guaranty fees incurred on that debt has been capitalised. The remainder of the interest expense this year was $186,187 compared with $357,535 in 2000 and $18,519 in 1999. Depreciation expense is not significant and comparable to prior years, 2001: $10,883 (2000: $11,225; 1999: $9,056). While we have invested considerable funds in plant and equipment to be used in the Rock School Lease Project, those items will not be depreciated until the plant is operational.

A significant expense this year and last year has been other financing costs 2001: $174,372 (2000 and 1999: Nil). This expense is attributable to the amortization of loan guarantee fees used to guaranty debt facilities for working capital in addition to the debt used for capital expenditures as discussed above. These loan guarantee fees are amortized over the term of the debt derived as a result of the guaranty. As the guarantee fees have been or will be met through the issue of shares, this substantial item remains a non-cash expense. During the year, we met $152,400 of expenses and outlays through the issuance of shares at an average price of $1.15 per share.

It is likely that we will continue to recognize significant operating losses and negative cash flow until after our Rock School Project has been completed and operating profitably. There is a number of significant contingencies that result in this possibility being one of significant risk, and we cannot assure anyone that we will ever achieve profitable operations or a positive cash flow. Until we achieve our objective of establishing or acquiring a plant for the recovery and production of sodium bicarbonate, we will not be able to generate operating revenues. Whilst we are progressing negotiations for the acquisition of another sodium bicarbonate producing business with various accredited investors and with our prospective lenders, we have not reached any definitive agreements for the acquisition or to enable us to build the proposed facilities. We estimate approximately $50 million or more will be required to fund the development of our plans for the Rock School Lease and associated working capital requirements until profitable operations are established. There is no assurance we can obtain this financing and, in the meantime, we must fund our operating losses from our own resources as discussed above. Moreover, under our Design/Build agreement with US Filter we are subject to potentially substantial liquidated damages if we cannot secure suitable long-term financing.

Impact of Inflation We believe that our activities are not materially affected by inflation.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)

RESTATED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001 and 2000

CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
AmerAlia, Inc. and Subsidiary
(A Development Stage Company)
Rifle, Colorado

We have audited the accompanying consolidated balance sheets of AmerAlia, Inc. and Subsidiary (a development stage company) as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 2001, 2000 and 1999 and from the beginning of the development stage on July 1, 1992 through June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmerAlia, Inc. and Subsidiary (a development stage company) as of June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years ended June 30, 2001, 2000 and 1999 and from the beginning of the development stage on July 1, 1992 through June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has suffered recurring losses and has not established a current source of revenue. Together these factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 15 to the consolidated financial statements, certain errors were discovered regarding the capitalization of loan guarantee fees which resulted in understatements of the assets and equity as well as overstating the net loss for the years ended June 30, 2001 and June 30, 2000.

HJ & Associates, LLC
Salt Lake City, Utah
September 20, 2001, except Note 15 which is January 24, 2002

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Restated Consolidated Balance Sheets

ASSETS

	June 30, 2001	June 30, 2000
CURRENT ASSETS		
Cash (Note 1)	$ 143,215	$ 4,980
Restricted cash (Note 1)	42,863	-
Related party receivables (Note 2)	54,720	57,071
Prepaid expenses	248,667	30,152
Total Current Assets	489,465	92,203
FIXED ASSETS, net (Notes 1 and 4)	28,712	24,524
OTHER ASSETS		
Lease acquisition, exploration and development costs (Notes 3 and 10)	5,536,337	4,145,266
Plant construction in progress (Note 3)	8,057,108	6,994,642
Deferred financing costs (Note 1)	414,678	247,523
Loan guarantee fees, net (Note 1)	104,723	-
Note receivable - related party (Note 2)	15,000	20,000
Interest receivable	3,879	2,713
Deposits and bonds	115,650	650
Total Other Assets	14,247,375	11,410,794
TOTAL ASSETS	$ 14,765,552	$11,527,521

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Restated Consolidated Balance Sheets (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

	June 30, 2001	June 30, 2000
CURRENT LIABILITIES		
Accounts payable	$ 370,208	$ 727,812
Royalties payable (Note 9)	429,167	354,167
Bank overdraft	-	38,356
Guarantee fees payable (Note 11)	1,415,000	520,000
Accrued expenses (Note 11)	28,689	91,862
Due to related parties (Note 5)	187,948	131,762
Notes payable (Note 6)	9,725,583	5,504,000
Interest payable	73,170	110,815
Total Current Liabilities	12,229,765	7,478,774
COMMITMENTS AND CONTINGENCIES (Note 9)	-	-
STOCKHOLDERS' EQUITY		
Preferred stock, $0.05 par value; 1,000,000 authorized; 82 and 2,986 issued and outstanding, respectively	4	149
Common stock, $0.01 par value; 100,000,000 shares authorized; 12,042,276 and 8,765,699 issued and outstanding, respectively	120,423	87,657
Additional paid-in capital	19,424,422	19,068,338
Prepaid construction costs (Note 3)	(1,223,000)	(1,300,000)
Accumulated deficit	(15,786,062)	(13,807,397)
Total Stockholders' Equity	2,535,787	4,048,747
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,765,552	$11,527,521

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Operations

	For the Years Ended June 30, 2001 (Restated)	2000 (Restated)	1999	From the Beginning of Development Stage on July 1, 1992 to June 30, 2001 (Restated)
REVENUES	$ -	$ -	$ -	$ -
EXPENSES				
General and administrative	1,539,607	1,523,717	1,910,792	9,129,436
Depreciation and amortization	10,883	11,225	9,056	92,078
Total Expenses	1,550,490	1,534,942	1,919,848	9,221,514
LOSS FROM OPERATIONS	(1,550,490)	(1,534,942)	(1,919,848)	(9,221,514)
OTHER INCOME (EXPENSE)				
Other income	-	-	-	29
Investment income	-	-	-	89,760
Interest expense	(186,187)	(357,535)	(18,519)	(1,180,770)
Other financing costs	(174,372)	-	-	(174,372)
Interest income	13,334	39,891	36,752	332,741
Gain on settlement of debt	-	53,800	-	53,800
Foreign currency gain (loss)	-	-	14	(63,572)
Total Other Income (Expense)	(347,225)	(263,844)	18,247	(942,384)
NET LOSS BEFORE INCOME TAX EXPENSE	(1,897,715)	(1,798,786)	(1,901,601)	(10,163,898)
Income tax expense	-	-	-	-
NET LOSS	$ (1,897,715)	$ (1,798,786)	$ (1,901,601)	$ (10,163,898)
BASIC NET LOSS PER SHARE	$ (0.17)	$ (0.22)	$ (0.31)	
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,892,214	8,269,928	6,229,634	

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance at July 1, 1992 (beginning of development stage)	-	$ -	1,803,627	$ 18,036	$ 4,449,738	$ -	$ (3,797,189)	$ 22,211
Shares issued for cash at $2.99 per share	-	-	421,250	4,213	1,255,787	-	-	-
Shares issued for payment of obligations at $2.05 per share	-	-	7,312	73	14,927	-	-	-
Change in cumulative adjustment account	-	-	-	-	-	-	-	147,000
Net loss for the year ended June 30, 1992	-	-	-	-	-	-	(392,712)	-
Balance at June 30, 1992	-	-	2,232,189	22,322	5,720,452	-	(4,189,901)	169,211
Issuance of Series A preferred stock for cash at $1.50 per share	666,666	33,333	-	-	966,667	-	-	-
Issuance of fractional shares on reverse split	-	-	67	-	-	-	-	-
Shares issued in acquisition of Rock School lease at $3.00 per share	-	-	50,000	500	149,500	-	-	-
Change in cumulative adjustment account	-	-	-	-	-	-	-	(3,000)
Net loss for the year ended June 30, 1993	-	-	-	-	-	-	(524,482)	-
Balance at June 30, 1993	666,666	$ 33,333	2,282,256	$ 22,822	$ 6,836,619	$ -	$ (4,714,383)	$ 166,211

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income
Balance at June 30, 1993	666,666	$ 33,333	2,282,256	$ 22,822	$ 6,836,619	$ -	$ (4,714,383)	$ 166,211
Shares issued for payment of obligations at $2.18 per share	-	-	36,250	363	78,650	-	-	-
Shares issued in lieu of dividends at $1.50 per share	-	-	60,000	600	89,400	-	-	-
Issuance of Series B preferred stock for cash at $10.00 per share	51,000	2,550	-	-	507,550	-	-	-
Subscriptions receivable on Series B stock	-	-	-	-	-	(77,904)	-	-
Dividends paid	-	-	-	-	-	-	(90,000)	-
Change in cumulative adjustment account	-	-	-	-	-	-	-	(43,000)
Net loss for the year ended June 30, 1994	-	-	-	-	-	-	(568,333)	-
Balance at June 30,1994	717,666	$ 35,883	2,378,506	$ 23,785	$ 7,512,219	$ (77,904)	$ (5,372,716)	$ 123,211

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance at June 30,1994	717,666	$ 35,883	2,378,506	$ 23,785	$ 7,512,219	$ (77,904)	$ (5,372,716)	$ 123,211
Shares issued for cash and extinguishment of debt at $1.64 per share	-	-	160,000	1,600	261,031	-	-	-
Shares issued in lieu of dividends at $1.57 per share	-	-	71,250	713	111,287	-	-	-
Issuance of Series C preferred for cash at $80.00 per share	750	38	-	-	59,963	-	-	-
Dividends paid	-	-	-	-	-	-	(112,000)	-
Payment received on Series B stock subscriptions	-	-	-	-	-	77,904	-	-
Net loss for the year ended June 30, 1995	-	-	-	-	-	-	(1,009,917)	-
Balance, June 30, 1995	718,416	35,921	2,609,756	26,098	7,944,500	-	(6,494,633)	123,211
Shares issued in lieu of dividends at $1.00 per share	-	-	107,285	1,072	106,182	-	-	-
Issuance of series D preferred stock for cash at $1,000 per share	1,435	72	-	-	1,434,958	-	-	-
Dividends paid	-	-	-	-	-	-	(333,216)	-
Net loss for the year ended June 30, 1996	-	-	-	-	-	-	(751,350)	-
Balance, June 30, 1996	719,851	$ 35,993	2,717,041	$ 27,170	$ 9,485,640	$ -	$ (7,579,199)	$ 123,211

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance, June 30, 1996	719,851	$ 35,993	2,717,041	$ 27,170	$ 9,485,640	$ -	$ (7,579,199)	$ 123,211
Shares issued for cash and extinguishment of debt at $1.00 per share	-	-	358,500	3,585	354,915	-	-	-
Shares issued in lieu of dividends at $1.00 per share	-	-	233,790	2,338	231,452	-	-	-
Issuance of Series D preferred stock for cash at $1,000.00 per share	405	20	-	-	404,993	-	-	-
Issuance of Series D preferred stock for extinguishment of debt at $1,000.00 per share	100	5	-	-	99,995	-	-	-
Dividends paid	-	-	-	-	-	-	(233,790)	-
Additional capital contributed	-	-	-	-	167,418	-	-	-
Net loss for the year ended June 30, 1997	-	-	-	-	-		(769,185)	-
Balance, June 30, 1997	720,356	$ 36,018	3,309,331	$ 33,093	$ 10,744,413	$ -	$ (8,582,174)	$ 123,211

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance, June 30, 1997	720,356	$ 36,018	3,309,331	$ 33,093	$ 10,744,413	$ -	$ (8,582,174)	$ 123,211
Issuance of Series D preferred stock for cash at $1,000.00 per share	240	12	-	-	239,988	-	-	-
Common stock sold for cash at $1.00 per share	-	-	865,000	8,650	856,350	-	-	-
Offering costs	-	-	-	-	(240,800)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(123,211)
Shares issued in lieu of dividends at $1.00 per share	-	-	356,554	3,566	352,988	-	-	-
Conversion of preferred stock	(718,060)	(35,903)	791,666	7,917	63,987	-	-	-
Dividends paid	-	-	-	-	-	-	(392,554)	-
Shares canceled	-	-	(5,000)	(50)	(4,950)	-	-	-
Additional capital contributed	-	-	-	-	139,954	-	-	-
Net loss for the year ended June 30, 1998	-	-	-	-	-	-	(549,817)	-
Balance, June 30, 1998	2,536	$ 127	5,317,551	$ 53,176	$ 12,151,930	$ -	$ (9,524,545)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance, June 30, 1998	2,536	$ 127	5,317,551	$ 53,176	$ 12,151,930	$ -	$ (9,524,545)	$ -
Shares issued for cash and extinguishment of debt at $1.00 per share	-	-	72,500	725	71,775	-	-	-
Shares issued for cash and extinguishment of debt at $1.50 per share	-	-	807,500	8,075	1,203,175	-	-	-
Shares issued in lieu of dividends at $1.00 per share	-	-	209,215	2,092	207,123	-	-	-
Shares issued through exercise of warrants at $2.00 per share	-	-	1,253,000	12,530	2,493,470	-	-	-
Issuance of Series E preferred stock through exercise of option at $929.66 per share	450	22	-	-	418,324	-	-	-
Dividends declared	-	-	-	-	-	-	(283,865)	-
Net loss for the year ended June 30, 1999	-	-	-	-	-	-	(1,901,601)	-
Balance, June 30, 1999	2,986	$ 149	7,659,766	$ 76,598	$ 16,545,797	$ -	$ (11,710,011)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance, June 30, 1999	2,986	$ 149	7,659,766	$ 76,598	$ 16,545,797	$ -	$ (11,710,011)	$ -
Shares issued for cash at $2.50 per share	-	-	250,000	2,500	622,500	-	-	-
Shares issued in lieu of loan fees at $2.50 per share	-	-	24,000	240	59,760	-	-	-
Shares issued for cash at $2.50 per share	-	-	100,000	1,000	249,000	-	-	-
Shares issued as prepaid construction costs at $3.00 per share	-	-	433,333	4,333	1,295,667	-	-	-
Shares issued in lieu of dividends at $1.00 per share	-	-	298,600	2,986	295,614	-	-	-
Dividends declared	-	-	-	-	-	-	(298,600)	-
Net loss for the year ended June 30, 2000	-	-	-	-	-	-	(1,798,786)	-
Balance, June 30, 2000	2,986	$ 149	8,765,699	$ 87,657	$ 19,068,338	$ -	$ (13,807,397)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income
	Shares	Amount	Shares	Amount				
Balance, June 30, 2000	2,986	$ 149	8,765,699	$ 87,657	$ 19,068,338	$ -	$ (13,807,397)	$ -
Shares issued in lieu of dividends at $1.00 per share	-	-	149,300	1,493	147,807	-	-	-
Shares issued for financing costs at $2.02 per share	-	-	22,291	223	44,777	-	-	-
Conversion of preferred stock	(2,904)	(145)	2,904,000	29,040	(28,895)	-	-	-
Shares issued for services at $0.75 per share	-	-	16,000	160	11,840	-	-	-
Shares issued in lieu of loan fees at $1.00 per share	-	-	30,000	300	29,700	-	-	-
Shres issued for services at $1.06 per share	-	-	16,420	164	17,241	-	-	-
Shares issued for financing costs at $0.94 per share	-	-	63,566	636	59,364	-	-	-
Shares issued for cash at $1.00 per share	-	-	75,000	750	74,250	-	-	-
Dividends declared	-	-	-	-	-	-	(80,950)	-
Net loss for the year ended June 30, 2001	-	-	-	-	-	-	(1,897,715)	-
Balance, June 30, 2001	82	$ 4	12,042,276	$ 120,423	$ 19,424,422	$ -	$ (15,786,062)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Cash Flows

	For the Years Ended June 30, 2001 (Restated)	2000 (Restated)	1999	From the Beginning of Development Stage on July 1, 1992 to June 30, 2001 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$ (1,897,715)	$ (1,798,786)	$ (1,901,601)	$ (10,163,898)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:				
Bad debt	-	-	-	624,798
Stock issued for services rendered	29,405	-	-	94,405
Depreciation and amortization	10,883	11,225	9,056	101,656
Exchange (gain)	-	-	(14)	(168,556)
(Gain) on settlement of debt	-	(53,800)	-	(53,800)
Change in Operating Assets and Liabilities:				
Decrease in prepayments	-	-	-	18,000
Decrease in notes receivable	-	-	-	1,300,497
(Increase) decrease in restricted cash	(42,863)	991,305	(991,305)	(42,863)
(Increase) in accounts and interest receivable	(1,166)	(1,546)	(1,167)	(3,214)
(Increase) decrease in related party receivables	2,351	(14,063)	(25,334)	(54,720)
(Increase) in prepaid expenses	(218,515)	(70)	(30,082)	(248,667)
(Increase) decrease in deposits and bonds	(115,000)	25,256	(25,906)	(115,650)
(Increase) decrease in other assets	(256,365)	(222,020)	(110,000)	(588,385)
Increase (decrease) in due to related parties	56,186	122,429	(35,354)	106,646
Increase (decrease) in accounts payable and royalties payable	(282,604)	624,595	146,173	790,571
Increase in accrued expenses	5,177	3,643	19,836	28,656
Increase in guarantee fees payable	895,000	520,000	-	1,415,000
Increase (decrease) in interest payable	(37,645)	109,525	860	(45,896)
Increase (decrease) in contingent liabilities	-	(303,800)	303,800	-
Net Cash Provided (Used) in Operating Activities	(1,852,871)	13,893	(2,641,038)	(7,005,420)
CASH FLOWS FROM INVESTING ACTIVITIES				
Lease acquisition, exploration and development expenditures	(1,271,584)	(977,482)	(255,000)	(4,426,956)
Plant construction in progress	(985,466)	(5,744,642)	(1,250,000)	(7,980,108)
Liquidation of RIT investment	-	-	418,346	418,346
Purchase of property and equipment	(15,071)	(11,547)	(26,261)	(118,147)
Cash paid on note receivable related	-	-	(25,000)	(25,000)
Cash received from notes receivable	5,000	5,000	-	(134,853)
Net Cash (Used) in Investing Activities	$ (2,267,121)	$ (6,728,671)	$ (1,137,915)	$ (12,266,718)

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Cash Flows (Continued)

	For the Years Ended June 30, 2001 (Restated)	2000 (Restated)	1999	From the Beginning of Development Stage on July 1, 1992 to June 30, 2001 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issuance of stock	$ 75,000	$ 875,000	$ 3,574,000	$ 9,241,596
Increase (decrease) in bank overdraft	(38,356)	32,654	1,116	-
Cash received from notes	4,221,583	5,500,000	198,217	10,478,805
Payments on note payable	-	-	(389,475)	(612,658)
Additional capital contributed	-	-	-	307,372
Net Cash Provided by Financing Activities	4,258,227	6,407,654	3,383,858	19,415,115
NET INCREASE (DECREASE) IN CASH	138,235	(307,124)	(395,095)	142,977
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,980	312,104	707,199	238
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 143,215	$ 4,980	$ 312,104	$ 143,215
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ 223,832	$ 248,010	$ 17,659	$ 751,215
NON-CASH FINANCING ACTIVITIES				
Common stock issued for payment of obligations	$ 30,000	$ 60,000	$ 215,750	$ 698,781
Common stock issued for services rendered	$ 29,405	$ -	$ -	$ 94,405
Common stock issued for financing costs	$ 105,000	$ -	$ -	$ 105,000
Payment of preferred stock dividends through the issuance of additional common and preferred stock	$ 149,300	$ 298,600	$ 209,215	$ 1,592,713
Common stock issued as prepaid construction costs	$ -	$ 1,300,000	$ -	$ 1,300,000

The accompanying notes are an integral part of these consolidated financial statements.

AMERALIA, INC. AND SUBSIDIARY
Notes to the Consolidated Financial Statements
(A Development Stage Company)
June 30, 2001 and 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. General Development of the Business

AmerAlia, Inc. (AmerAlia) was originally incorporated as Computer Learning Software, Inc. under the laws of the State of Utah on June 7, 1983 and renamed AmerAlia, Inc. in January 1984. AmerAlia acquired various investments in Australia which have since been sold.

Since 1989, AmerAlia has been primarily engaged in establishing a chemical business in the manufacture of sodium bicarbonate and related products. AmerAlia purchased an interest in, and subsequently acquired, a federal sodium lease in Colorado, USA. AmerAlia's lease contains a substantial, naturally occurring, rare deposit of sodium bicarbonate, commonly known as baking soda.

AmerAlia's primary objective is to use solution mining to recover sodium bicarbonate for sale to the animal feed, industrial, pharmaceutical and food grade markets. The production of sodium bicarbonate also enables the production of soda ash, caustic soda and other sodium chemicals commonly used in the manufacture of glass, detergents and a variety of inorganic and organic chemicals. Sodium bicarbonate is also used as an agent for flue gas desulfurization, a market AmerAlia expects to expand with the national clean air effort. AmerAlia proposes to construct and operate a 150,000 ton per year design capacity facility in two or three phases. AmerAlia submitted its mining plans to the Bureau of Land Management which has found that the project would have no significant environmental impact. This finding, combined with the permits AmerAlia has received from state and local agencies, allows AmerAlia to begin construction on the lease.

During October 2000, AmerAlia formed a wholly-owned subsidiary, Natural Soda, Inc. (NSI), to hold AmerAlia's soda assets and conduct its soda business. The consolidated financial statements present the consolidated financial statements of Ameralia, Inc. and its subsidiary, Natural Soda, Inc. Collectively they are referred to herein as the "Company".

b. Accounting Method

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a June 30, year-end.

c. Cash and Restricted Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company had $42,863 in restricted cash at June 30, 2001 held in a certificate of deposit with a bank to cover costs associated with the water monitoring wells and the restoration of the land.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Expenditures for property additions and betterments are capitalized at cost. Maintenance and repairs are charged to expense when incurred.

e. Income Taxes

At June 30, 2001, the Company had net operating loss carryforwards of approximately $11,000,000 that may be offset against future taxable income from the year 2000 through 2021. No tax benefit has been reported in the June 30, 2001 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

	For the Years Ended June 30,		
	2001	2000	1999
Income tax benefit at statutory rate	$ 921,000	$ 849,000	$ 722,600
Change in valuation allowance	(921,000)	(849,000)	(722,600)
	$ -	$ -	$ -

Deferred tax assets are comprised of the following:

	June 30,	
	2001	2000
Income tax benefit at statutory rate	$ 4,189,000	$ 3,268,000
Valuation allowance	(4,189,000)	(3,268,000)
	$ -	$ -

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Basic Net Loss Per Share

The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements as follows:

	For the Years Ended June 30,		
	2001	2000	1999
Loss (numerator)	$ (1,897,715)	$ (1,798,786)	$ (1,901,601)
Shares (denominator)	10,892,214	8,269,928	6,229,634
Per share amount	$ (0.17)	$ (0.22)	$ (0.31)

The Company's outstanding stock purchase warrants and options have been excluded from the basic net loss per share calculation as they are anti-dilutive.

h. Concentrations of Risk

The Company maintains several accounts with financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount. The Company also maintains a cash account with a brokerage firm. This account is not insured by the Federal Deposit Insurance Corporation.

Credit losses, if any, have been provided for in the consolidated financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual risks, or significant risks in the normal course of its business.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Deferred Financing Costs and Loan Guarantee Fees

The Company has incurred costs of $830,000 and $520,000 as of June 30, 2001 and 2000, respectively, as loan guarantee fees. The portion of the fees associated to the development of the Rock School Lease have been capitalized and are included in the lease development costs. The balance are being amortized over the life of the loan. In addition, the Company has incurred costs of $414,678 and $247,523 as of June 30, 2001 and 2000, respectively, in connection with establishing a long-term financing package for approximately $32,000,000 for the construction of a plant for the recovery and production of the sodium bicarbonate. This amount will be amortized over the life of the long-term financing agreement once established.

j. Change in Accounting Principles

The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k. Pronouncements Issued Not Yet Adopted

In July, 2001, the Financial Accounting Standards Board issued two statements - Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets*, which will potentially impact the Company's accounting for its intangible assets.

Statement 141:

- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill an other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

- Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
- Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
- Write-off any remaining negative goodwill.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. The standards generally are required to be implemented by the Company in its 2002 consolidated financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l. Principles of Consolidation

The consolidated financial statements include those of AmerAlia, Inc. and its wholly-owned subsidiary, Natural Soda, Inc.

All material intercompany accounts and transactions have been eliminated.

m. Equity Securities

Equity securities issued for services rendered have been accounted for at the fair market value of the securities on the date of issuance.

n. Stock Options

The Company applies Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

FASB Statement 123, "Accounting for Stock-Based Compensation" (SFAS No. 123"), requires the Company to provide proforma information regarding net income (loss) and net income (loss) per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes options pricing model using the following assumptions. The U.S. Treasury rate for the period equal to the expected life of the options was used as the risk-free interest rate. The expected life of the options is one to five years. The volatility used was 1.312% based upon the historical price per share of shares sold. There are no expected dividends.

Under the accounting provisions of SFAS No. 123, the Company's net loss for the years ended June 30, 2001, 2000 and 1999 would have changed from the reported net loss as follows:

	2001	2000	1999
Net loss:			
As reported	$ (1,897,715)	$ (1,798,786)	$ (1,901,601)
Pro forma	(1,918,517)	(1,798,786)	(1,901,601)
Net loss per share:			
As reported	$ (0.17)	$ (0.22)	$ (0.31)
Pro forma	(0.18)	(0.22)	(0.31)

NOTE 2 - RELATED PARTY RECEIVABLES

The Company occasionally issues advances to related parties who have supported the Company over the years. The balance due from related parties at June 30, 2001 and 2000 totals $54,720 and $57,071, respectively. These advances are non-interest bearing and are due on demand.

The Company also loaned an officer of the Company $25,000 during the year ended June 30, 1999 as part of his employment agreement. Interest is payable on the loan at 7.0% per annum, payable quarterly. Accrued interest receivable at June 30, 2001 and 2000 was $3,879 and $2,713, respectively. As part of the agreement, the Company will cancel $5,000 of the principal amount each year on the anniversary date of the employment agreement until paid in full. In the event of termination for any reason, the entire unpaid principal is due within 30 days of the termination date. The principal balance outstanding at June 30, 2001 and 2000 was $15,000 and $20,000, respectively.

NOTE 3 - LEASE ACQUISITION, EXPLORATION AND DEVELOPMENT COSTS

In December 1992, the Company acquired from an unrelated party ("Kinder"), BLM Sodium Lease C-0119985 known as the Rock School Lease, including 1,320 acres, in Rio Blanco County, Colorado, USA. The Company acquired the Rock School Lease for consideration comprising (i) a cash payment of $600,000; (ii) the issuance of 50,000 shares of common stock; and (iii) commencing July 1, 1994, the reservation of a production royalty of $2 per ton which was amended January 1, 1996 to $1.50 per ton for all production, due and payable on the last day of the month following the month of production provided that a minimum annual royalty of $100,000 (which was changed to $75,000 on January 1, 1996) be paid monthly in arrears. A further condition of the lease acquisition agreement with Kinder is that all minimum royalty payments will be credited against any future liability which exceeds the minimum royalty (see Note 9). Kinder assigned all of its rights, title and interest in the federal lease to the Company. Kinder also agreed to provide all documentation, files and records in its possession pertaining to the exploration of and development plans for the Rock School Lease; warranted that it had not assigned to any third party or dealt in any way with its interest in the Rock School Lease and granted the Company an option to acquire its royalty interest. The assignment of the interest in the Rock School Lease from Kinder was approved by the BLM on January 1, 1996.

The Rock School Lease was renewed July 1, 2001 for a period of ten years and is renewable under terms and conditions prescribed by the Secretary of the Interior. The lease is currently undeveloped, although the adjoining lease has been brought into production. The Company has the permits to construct the mining facilities. The Company is required to provide an approximate $1,400,000 reclamation bond on the site prior to full commencement.

NOTE 3 - LEASE ACQUISITION, EXPLORATION AND DEVELOPMENT COSTS (Continued)

The Company has entered into a construction agreement dated May 14, 1999 with a Delaware corporation doing business as U.S. Filter Corporation and HPD Products (US Filter) to design, manage and construct a sodium bicarbonate solution mining and production plant on the Rock School Lease for an amount not to exceed $33,200,000. As of June 30, 2001 and 2000, the Company had advanced a total of $6,902,803 and $6,384,397, respectively, to U.S. Filter for the construction of the plant. Field construction will begin once long-term financing is available. The Company has also capitalized certain costs related to the construction of the plant totaling $1,154,305 and $610,245 for the years ended June 30, 2001 and 2000, respectively, bringing the total capitalized costs at June 30, 2001 and 2000 to $8,057,108 and $6,994,642, respectively.

In addition, during the year ended June 30, 2000, the Company issued 433,333 shares of its outstanding common stock valued at $3.00 per share as prepaid construction costs related to the plant construction, for a total value of $1,300,000. These costs are reclassified as plant construction costs as the services are performed. During the year ended June 30, 2001, $77,000 of the costs were reclassified as plant construction costs for services performed on the development of the plant during the year. Since the prepaid amount was the result of a stock issuance, the amount is being shown in the equity section of the accompanying balance sheet at June 30, 2001 and 2000.

Subject to the Company obtaining satisfactory long-term financing, US Filter will complete the design and construction of the mine and processing plant for the Company, guarantee the plant's performance and advance the costs of construction to Company.

While the Company has executed a non-binding statement of terms with a major, international financial institution to provide credit support for a $32 million loan facility which would be used to repay US Filter, the proposed financing was subject to the Company meeting certain conditions by June 30, 2001. In order for the proposed financing to become binding, these and other requirements would need to be met before the issue of a commitment letter.

If the Company is unable to obtain the long-term financing, U.S. Filter has the right to cease any further work on the project and recover damages from the Company. As a result of an amendment to the agreement with U.S. Filter, U.S. Filter holds a security interest in the Company's Rock School Lease.

The Company is one of three companies holding federal leases which cover a unique, major natural resource of nahcolite (naturally occurring sodium bicarbonate). The Company has performed surface geological investigation of the 1,320 acre lease and has reviewed data assembled by other investigators in the Piceance Creek Basin, including a 1974 report published by the United States Geological Survey entitled "Stratigraphy and Nahcolite Resources of the Saline Facies of the Green River Formation, Rio Blanco County, Colorado." (John R. Dyni, USGS Report 74-56). This report analyzed the results of a detailed study of ten core holes from the saline zone, including a core hole known as Dunn 20-1 which is approximately 800 feet to the east of the Company's proposed initial mine site on the Rock School lease.

NOTE 3 - LEASE ACQUISITION, EXPLORATION AND DEVELOPMENT COSTS (Continued)

From this core hole, the total nahcolite content of the saline zone in this area was estimated at 315 tons per square mile. Using this figure translates to a total nahcolite content of the Rock School Lease of 649 million short tons for the 1,320 acre lease. Due to lateral persistence of this deposit, which allows correlation of beds over distances of many miles, it is reasonable to assume that the concentrations found in the Dunn 20-1 hole also exist beneath the Rock School Lease.

Based on the foregoing information, the Company believes that the nahcolite deposit within the Rock School Lease is of significant size. However, not all of this resource can be recovered with existing technology. Until the resource is brought into production or until substantial additional engineering work is accomplished, the viability of economic recoverability cannot be established.

The Company has capitalized costs associated with the acquisition of the lease site and certain other costs associated with the development of the resource. The Company has installed five water monitoring wells and have collected base line data required by the Division of Minerals and Geology. The last data was collected in February 2001, completing the regulatory requirements necessary to begin solution mining activities. Total costs capitalized as of June 30, 2001 and 2000 were $5,536,337 and $4,145,266, respectively. All other costs incurred in developing the resource are expensed as period costs.

NOTE 4 - FIXED ASSETS

Fixed assets at June 30, 2001 and 2000 are as follows:

	June 30, 2001	June 30, 2000
Vehicle	$ -	$ 31,960
Equipment	52,838	61,916
Less accumulated depreciation	(24,126)	(69,352)
	$ 28,712	$ 24,524

Depreciation expense for the years ended June 30, 2001, 2000 and 1999 was $10,883, $11,225 and $9,056, respectively.

NOTE 5 - DUE TO RELATED PARTIES

The Company owed $187,948 and $131,762 to affiliates of the Company at June 30, 2001 and 2000, respectively. This liability is comprised of advances to the Company, accrued compensation and unpaid directors fees.

NOTE 6 - NOTES PAYABLE

	June 30, 2001	June 30, 2000
Notes payable consist of the following amounts:		
Note payable to investor; unsecured, due on demand; at 10% interest.	$ 4,000	$ 4,000
Note payable to an individual; unsecured, due on July 1, 2001; interest at the prime rate (8.50% at June 30, 2001).	300,000	300,000
Note payable to a financial institution, principal and interest due June 19, 2002, interest at prime plus 1% (floating), secured by related party guarantee agreements.	500,000	-
Note payable to financial institution; principal and interest due December 1, 2001; interest at 6.75% at June 30, 2001; secured by a related party guarantee agreement.	8,921,583	5,200,000
Total Notes Payable	$ 9,725,583	$ 5,504,000

NOTE 7 - OFFICER COMPENSATION

The Company paid $150,000 and $150,000 to Gunn Development Pty. Ltd. and has paid or accrued $133,000 and $55,000 to Ahciejay Pty. for management fees during the years ended June 30, 2001 and 2000, respectively. These companies are affiliates of Mr. Bill H. Gunn, Chairman and President of AmerAlia, and Mr. Robert van Mourik, Executive Vice President, Chief Financial Officer, Secretary & Treasurer. On June 1, 1998, the Company appointed Mr. John Woolard as an Executive Vice President. Previously, Mr. Woolard had been employed as a consultant under a consulting agreement. The Company paid $150,000 and $150,000 in total compensation to Mr. Woolard during the years ended June 30, 2001 and 2000, respectively. Additional fees totaling $382 and $25,972 have been paid to Jacinth Pty. Ltd., an affiliate of Robert Cameron, a director of the Company for the years ended June 30, 2001 and 2000, respectively. In addition, directors earned fees of $14,000 each. The liabilities to related parties include these fees (See Note 5).

In June 1996, the Company agreed to grant 70,000 Stock Appreciation Rights ("SAR's") to Mr. Bill Gunn. At any time after the share price has sustained an average bid price of more than $3.50 for a six month period before June 28, 2006, a holder of SAR's may require the Company to exchange its SAR's, in whole or in part at the holder's option, for an issuance of restricted common stock at $1.50 per share on a one-for-one basis. If a holder of a SAR ceases to be a director or employee of the Company prior to the conversion of all its SAR's, then the remaining SAR's are canceled.

NOTE 8 - OUTSTANDING STOCK OPTIONS AND PURCHASE WARRANTS

During the year ended June 30, 2001, the Board of Directors of the Company approved the 2001 Stock Option Plan, under which employees, consultants, officers and directors may be granted stock options. The total number of shares of common stock as to which options may be granted under the plan is 1,000,000. The Company has not granted any options under this plan.

The Board of Directors also approved the 2001 Directors' Incentive Plan whereby each director (who is not an employee or officer) is granted an option to purchase 75,000 shares at a current market price when a person joins the Board of Directors. In addition, options to purchase 37,500 shares are granted to each such director sitting at July 1 of each year. The exercise price for these options is the average market price during the month of June preceding each grant date, and the options have a three-year term. All options under this plan are exercisable six months after the date of grant.

A summary of the status of the Company's stock options and warrants as of June 30, 2001 and changes during the year ended June 30, 2001 are presented below:

	Options, Warrants and SAR's	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, June 30, 2000	1,307,000	$ 2.98	$ 0.00
Granted	720,000	1.10	0.06
Expired/Canceled	(542,000)	5.08	0.00
Exercised	-	-	-
Outstanding, June 30, 2001	1,485,000	$ 1.31	$ 0.03
Exercisable, June 30, 2001	1,485,000	$ 1.31	$ 0.03

The following summarizes the exercise price per share and expiration date of the Company's outstanding options and warrants to purchase preferred and common stock at June 30, 2001:

Expiration Date	Price	Number	
March 31, 2002	$1.09	100,000	
March 31, 2003	$1.50	150,000	
December 31, 2003	$1.50	60,000	(See Note 9)
April 30, 2005	$1.09	550,000	
April 30, 2006	$1.09	12,500	
April 30, 2007	$1.09	12,500	
April 30, 2008	$1.09	25,000	
June 28, 2006	$1.50	505,000	
June 28, 2006 (SAR's)	$1.50	70,000	(See Note 7)
		1,485,000	

NOTE 8 - OUTSTANDING STOCK OPTIONS AND PURCHASE WARRANTS (Continued)

During the year ended June 30, 2001, 720,000 options were granted pursuant to the 2001 Directors' Incentive Plan, no options were exercised and 542,000 expired.

During the year ended June 30, 2000, no options or warrants were exercised or expired.

During the year ended June 30, 1999, 363,333 options and warrants expired and options for 1,253,000 common shares were exercised.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to certain claims and lawsuits arising from its business activities.

In 1993, the Company entered into an engineering contract with Raytheon Engineering (Raytheon) for the design and construction of a processing plant for the Rock School Lease. The Company rescinded the contract claiming that Raytheon was late in providing engineering plans and testing and that their work was substandard. Raytheon had an outstanding invoice due them for approximately $303,800. During the year ended June 30, 2000, the amount was settled for $250,000 and the claim was dropped, resulting in a gain on settlement of debt of $53,800 for the year ended June 30, 2000.

Marvin Hudson, a former officer and employee of the Company, has alleged that the Company breached an employment agreement. The Company claims that the agreement was fraudulent and void and intends on vigorously contesting the claim. The litigation is scheduled for trial in April 2002 and the Company believes it has a valid defense and intends to defend its case vigorously. The outcome or potential loss cannot currently be reasonably determined.

On December 10, 1992, the Company acquired the Rock School Lease from Kinder; the acquisition terms were amended by Kinder and the Company on January 1, 1996. As amended, the acquisition agreement provides for the following consideration:

1. Commencing January 1, 1996, the reservation of a production royalty of $1.50 per ton for all production, due and payable on the last day of the month following the month of production subject to a minimum annual royalty of $75,000 in arrears;

2. Starting January 1, 1996, the establishment of a consulting arrangement between Kinder and the Company providing for an annual consulting fee of $25,000 payable monthly in arrears.

Minimum amounts due are as follows:

2002	$ 100,000
2003	100,000
Total	$ 200,000

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

These payments will continue while the Company holds the Rock School Lease. Royalties payable as of June 30, 2001 and 2000 were $429,167 and $354,167, respectively.

As discussed in Note 3, the payment of the minimum annual royalties accrues credits which the Company can offset against future royalty liabilities if they exceed the minimum annual royalty due. The total of these credits at June 30, 2001 was $562,500.

In April 1999 (effective November 1998), the Company entered into an employment contract with its Vice-President of Operations for a period of five years. Pursuant to the employment agreement, the officer will receive a salary of $100,000 per annum, plus bonuses and salary increases. The Company also granted the officer options to acquire 100,000 shares of common stock at an exercise price of $1.50 per share, through December 31, 2003. 20,000 of those options vested upon signing the agreement and the remaining options vest annually through November 2002.

NOTE 10 - RECOVERABILITY OF LEASE ACQUISITION AND EXPLORATION COSTS

The recoverability of this investment is dependent upon the Company developing mining operations on the lease so that the profitability of mining operations, or prospective mining operations, is sufficient to enable the Company to be able to sell its investment and recover the lease acquisition and exploration costs, as well as any subsequent capitalized expenditures.

NOTE 11 - ACCRUED EXPENSES

Accrued expenses consist of the following at June 30, 2001 and 2000, respectively:

	2001	2000
Accrued dividends	$ 6,304	$ 74,650
Payroll taxes	22,385	12,495
Other	-	4,717
Total	$ 28,689	$ 91,862

The Company entered into an agreement with the Mars Trust on September 13, 1999 for the purpose of establishing a loan with Bank of America, N.A. (Note 6). The Company subsequently borrowed $4.2 million from Bank of America for one year. The Mars Trust facilitated the loan by guaranteeing its repayment in a manner satisfactory to the bank. To compensate the Trust, the Company agreed to pay an amount equal to 10% per year of the amount guaranteed, payable in shares of the Company's restricted common stock valued according to a formula based on future market prices of the Company's common stock. On January 20, 2000, the Mars Trust facilitated a further loan for $1 million and again, in July 2000, for $2.126 million. Additional guaranty agreements provided for the same level of fees. In September 2000, the Company and the Mars Trust amended the guaranty agreements to aggregate the three guaranties into a single guaranty for a total loan of $7.326 million.

NOTE 11 - ACCRUED EXPENSES (Continued)

On December 1, 2000, the Company renegotiated the Mars Trust Guaranty in order to borrow a further $1.6 million from the Bank of America and to extend the maturity date for the combined loans to December 1, 2001. The total guaranty fee has now increased to $1,350,000 and will be met through the issue of a number of shares to be determined by future events. The fee is not payable until after the Company announces its permanent financing or a strategic alliance for the development of the Rock School Project. The Company agreed that if, during the term of the Guaranty, it appeared that arrangements for the development of the Rock School Project are not reasonably forthcoming, the Board will determine whether other actions may be in the best interest of the Company's shareholders. The Company granted the Trust security over the Company's entire interest in Natural Soda, Inc., a wholly-owned subsidiary formed to acquire the Company's entire interest in the Rock School Project and the Rock School Lease, as collateral for the repayment of the entire loan and the Trust's liability under this Guaranty.

The Company also entered into a Guarantee Agreement on June 6, 2001 with two individuals to guarantee the repayment of the $500,000 note payable with Harris Bank (Note 6) in the event of default. The Company has agreed to pay the individuals a guarantee fee equal to 13% of the loan proceeds ($65,000), payable in restricted shares of common stock with the number of shares determined by future market prices but not to exceed $2.50 per share.

NOTE 12 - PREFERRED STOCK

There are 82 shares of Series E preferred stock outstanding at June 30, 2001 which carry a 10% dividend payable quarterly when declared by the directors of the Company. Each share of the preferred stock was convertible into 1,000 shares of common stock until October 31, 2000. After October 31, 2000, the 82 shares are no longer convertible into common stock and have no voting rights.

NOTE 13 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to generate revenue through the manufacture and sales of its sodium bicarbonate products. However, the Company cannot begin mining the product until long-term financing for the construction of the plant is obtained and the plant completed.

NOTE 14 - SUBSEQUENT EVENTS

In July 2001, the Company raised $75,000 through the issue of 75,000 shares to an accredited investor. During 2001, the Company entered into negotiations to acquire White River Nahcolite Minerals LLC ("WRNM"), the company that owns and operates the BLM leases adjoining the Rock School Lease. During July 2001, after consulting the prospective financier of the Rock School Lease development, the Company submitted a definitive offer for the purchase and has since been engaged in discussions with senior management of IMC Global, Inc., the company that owns WRNM. However, the Company has not (and may not) concluded an agreement for its purchase nor secured a definitive commitment for finance from its lender. Therefore, the Company cannot offer any assurance that it will be able to complete this transaction. If the Company can acquire WRNM, it proposes to refurbish the WRNM facilities and then expand production capability by utilizing the equipment and engineering already undertaken on the Rock School Lease project.

NOTE 15 - CORRECTIONS OF CERTAIN ERRORS

The following is a reconciliation of the June 30, 2001 and 2000 consolidated financial statements as originally reported to the restated June 30, 2001 and 2000 financial statements:

	June 30, 2001			June 30, 2000		
	As Reported	As Adjusted	Difference	As Reported	As Adjusted	Difference
Assets	$ 13,803,631	$ 14,765,552	$ 961,921	$ 11,092,019	$11,527,521	$ 435,502
Liabilities	$ 12,229,765	$ 12,229,765	$ -	$ 7,478,774	$ 7,478,774	$ -
Stockholders Equity	$ 1,573,866	$ 2,535,787	$ 961,921	$ 3,613,245	$ 4,048,747	$ 435,502
Net Loss	$ 2,424,134	$ 1,897,715	$ (526,419)	$ 2,234,288	$ 1,798,786	$ (435,502)
Loss per Share	$ (0.22)	$ (0.17)	$ (0.05)	$ (0.27)	$ (0.22)	$ 0.05

Differences represent capitalization of loan guarantee fees paid by the Company during the years ended June 30, 2001 and 2000. These fees were incurred to secure the financing for the Rock School Lease project development. Such capitalization is consistent with FASB Statement 34 "Capitalization of Interest Cost."

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

[X] Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Quarter Ended March 31, 2002

OR

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File No. 0-15474

AMERALIA, INC.
(Exact name of Company as specified in its charter)

A Utah Corporation
I.R.S. Employer Identification No. 87-0403973

20971 E. Smoky Hill Rd, Centennial, CO 80015
(Address of Principal Executive Offices)

818 Taughenbaugh Blvd, Rifle, CO 81650
(Former Address of Principal Executive Offices)

(720) 876 2373
(Company's telephone number, including area code)

Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

As of April 30, 2002 the number of shares outstanding of the company's $.01 par value common stock was 13,971,276 and the number of shares of $.05 par value preference stock was 82.

AMERALIA, INC.

INDEX TO FORM 10-Q

AMERALIA INC
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	March 31 2002 (Unaudited)	June 30 2001 (Audited)
ASSETS		
Current Assets:		
Cash at bank	$ 571,915	$ 143,215
Restricted cash	89,006	42,863
Related party receivables	54,720	54,720
Prepaid expenses	252,480	248,667
Total Current Assets:	968,121	489,465
Fixed Assets	20,154	28,712
Other Assets:		
Lease acquisition and development costs	6,152,965	5,536,337
Plant construction in progress	8,371,450	8,057,108
Deferred financing costs	566,182	414,678
Loan guarantee fees, net	21,400	104,723
Note receivable - related party	15,000	15,000
Interest receivable	4,142	3,879
Deposits & bonds	115,650	115,650
Total other assets	15,246,789	14,247,375
Total Assets:	$ 16,235,064	$14,765,552

(Continued over page)

(The accompanying notes are an integral part of these consolidated financial statements)

AMERALIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

	2002	March 31 2001 (Unaudited)	June 30 (Audited)
LIABILITIES & SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable		$ 879,350	$ 370,208
Royalties payable		485,417	429,167
Guarantee fees payable		74,000	1,415,000
Accrued expenses		35,002	28,689
Due to related parties			397,513 187,948
Notes payable		11,450,583	9,725,583
Interest payable		20,371	73,170
Total current liabilities		13,342,236	12,229,765
Commitments and contingent liabilities		-	-
SHAREHOLDERS' EQUITY			
Preferred stock, $0.05 par value; 1,000,000 authorized; 82 and 82 issued and outstanding respectively:		4	4
Common stock, $.01 par value; 100,000,000 shares authorized Issued at March 31, 2002: 13,897,276 and at June 30, 2001: 12,042,276:		138,973	120,423
Additional paid in capital		21,257,122	19,424,422
Prepaid construction costs		(1,223,000)	(1,223,000)
Accumulated deficit		(17,280,271)	(15,786,062)
Total Shareholders' Equity:		2,892,828	2,535,787
Total Liabilities & Shareholders' Equity:		$ 16,235,064	$14,765,552

(The accompanying notes are an integral part of these consolidated financial statements)

AMERALIA INC
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Qtr ending Mar 31 2002	Qtr ending Mar 31 2001	Nine Mths ending Mar 31 2002	Nine Mths ending Mar 31 2001	From the Beginning of Development Stage on Jul 1, 1992 to Mar 31 2002
REVENUES	$ -	$ -	$ -	$ -	$ -
EXPENSES					
General & administrative	415,819	243,184	1,055,651	1,035,620	10,185,087
Depreciation & amortization	1,698	3,500	8,558	10,500	100,636
Total Expenses	417,517	246,684	1,064,209	1,046,120	10,285,723
(LOSS) FROM OPERATIONS	(417,517)	(246,684)	(1,064,209)	(1,046,120)	(10,285,723)
OTHER INCOME (EXPENSE)					
Other income	-	-	-	-	29
Investment income	-	-	-	-	89,760
Other financing costs	(144,390)	(76,552)	(257,323)	(125,862)	(431,695)
Gain on settlement of debt	-	-	-	-	53,800
Interest income	420	2,409	1,100	7,861	333,841
Interest expense	(61,831)	(57,666)	(166,987)	(128,454)	(1,347,757)
Foreign currency gain (loss)	-	-	-	-	(63,572)
Total other income (expense)	(205,801)	(131,809)	(423,210)	(246,455)	(1,365,594)
NET LOSS BEFORE INCOME TAX (EXPENSE) BENEFIT	(623,318)	(378,493)	(1,487,419)	(1,292,575)	(11,651,317)
Income tax (expense) benefit	-	-	-	-	-
NET LOSS	$ (623,318)	$ (378,493)	$(1,487,419)	$(1,292,575)	$(11,651,317)
BASIC NET LOSS PER SHARE	$ (0.047)	$ (0.032)	$ (0.120)	$ (0.125)	
WEIGHTED AVERAGE SHARES OUTSTANDING ('000)	13,165	11,880	12,445	10,335	

(The accompanying notes are an integral part of these consolidated financial statements)

AMERALIA, INC
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Qtr ending Mar 31 2002	Qtr ending Mar 31 2001	Nine Mths ending Mar 31 2002	Nine Mths ending Mar 31 2001	From the Beginning of Development Stage on Jul 1, 1992 to Mar 31 2002
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$ (623,318)	$ (378,493)	$(1,487,419)	$(1,292,575)	$(11,651,317)
Adjustments to reconcile net loss to net cash provided by operating activities:					
Bad debt	-	-	-	-	624,798
Stock issued for services rendered	-	47,405	-	104,405	94,405
Depreciation & amortization	1,698	3,500	8,558	10,500	110,214
Exchange (gain) loss	-	-	-	-	(168,556)
(Gain) on settlement of debt	-	-	-	-	(53,800)
Change in Operating Assets and Liabilities:					
(Increase) Decrease in:					
Notes receivable	-	-	-	-	1,300,497
Restricted cash	153,857	-	(46,143)	-	(89,006)
Accounts & interest receivable	-	(904)	(263)	(904)	(3,477)
Related parties receivables	-	2,975	-	-	(54,720)
Prepaid expenses	(8,314)	20,500	(3,813)	(24,015)	(234,480)
Deposits & bonds	-	-	-	(42,863)	(115,650)
Other assets	58,025	280,688	(68,181)	(822,714)	(656,566)
Increase (decrease) in:					
Bank overdraft	-	(16,116)	-	(38,356)	-
Due to related parties	44,765	(55,398)	209,565	(54,228)	316,211
Accounts payable and royalties payable	464,248	(78,105)	565,392	(501,124)	1,355,963
Accrued expenses	(1,113)	(16,648)	(477)	(15,922)	28,179
Guarantee fees payable	9,000	-	439,000	830,000	1,854,000
Interest payable	(47,545)	(39,740)	(52,799)	(82,887)	(98,695)
Cash flows from operating activities	51,303	(230,336)	(436,580)	(1,930,683)	(7,442,000)
CASH FLOWS FROM INVESTING ACTIVITIES					
Lease exploration & development expenditure	(71,193)	(90,200)	(616,628)	(158,777)	(5,043,584)
Plant construction	(264,089)	(455,295)	(314,342)	(1,149,855)	(8,294,450)
Purchase of property & equipment	-	(5,205)	-	(14,226)	(118,147)
Cash paid on note receivable - related	-	5,000	-	5,000	(25,000)
Liquidation of RIT investment	-	-	-	-	418,346
Cash received from notes receivable	-	-	-	-	(134,853)
Cash flows from investing activities	$ (335,282)	$(545,700)	$(930,970)	$(1,317,858)	$(13,197,688)

(The accompanying notes are an integral part of these consolidated financial statements)

AMERALIA INC
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Unaudited)

	Qtr ending Mar 31 2002	Qtr ending Mar 31 2001	Nine Mths ending Mar 31 2002	Nine Mths ending Mar 31 2001	From the Beginning of Development Stage on Jul 1, 1992 to Mar 31 2002
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash received from issuance of stock	$ -	$ -	$ 71,250	$ -	$ 9,312,846
Additional capital contributed	-	-	-	-	307,372
Cash received from notes	625,000	1,100,000	1,725,000	3,721,583	12,203,805
Payments on notes	-	-	-	-	(612,658)
Cash flows from financing activities	625,000	1,100,000	1,796,250	3,721,583	21,211,365
NET INCREASE (DECREASE) IN CASH	341,021	323,964	428,700	473,042	571,677
Cash and cash equivalents at beginning of period	230,894	154,058	143,215	4,980	238
Cash and cash equivalents at end of period	$ 571,915	$ 478,022	$ 571,915	$ 478,022	$ 571,915
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Income taxes	$ -	$ -	$ -	$ -	$ -
Interest	$ -	$ 232,577	$ 110,410	$ 618,094	$ 861,625
NON CASH INVESTING & FINANCING ACTIVITIES					
Common stock issued for payment of obligations	$ -	$ -	$ -	$ -	$ 698,781
Common stock issued for services rendered	$ -	$ 47,405	$ -	$ 104,405	$ 94,405
Payment of preferred stock dividends through the issuance of additional common and preferred stock	$ -	$ -	$ -	$ 149,300	$ 1,592,713
Common stock issued as prepaid construction cost	$ -	$ -	$ -	$ -	$ 1,300,000
Common stock issued for financing cost	$ -	$ -	$ -	$ 45,000	$ 105,000
Common stock issued for conversion of guarantee fees payable	$ 1,780,000	$ -	$ 1,780,000	$ -	$ 1,780,000

(The accompanying notes are an integral part of these consolidated financial statements)

AMERALIA, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2002 and June 30, 2001
and for the Periods ended March 31, 2002 and 2001

NOTE 1. BASIS OF FINANCIAL STATEMENT PRESENTATION.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim condensed consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the Company's most recent restated audited financial statements and notes thereto included in its June 30, 2001 Annual Report on Form 10-K as subsequently amended and filed on Form 8K (see below). Operating results for the nine months ended March 31, 2002 and 2001 are not necessarily indicative of the results that may be expected for the years ending June 30, 2002 and 2001.

The Company filed on Form 8-K dated February 6, 2002, Restated Consolidated Financial Statements for the years ended June 30, 2001 and 2000, together with the report from its independent certified accountants. As discussed in the notes to the financial statements, certain errors were discovered regarding the capitalization of loan guaranty fees which resulted in understatements of assets and equity, as well as overstating the net loss for the years ended June 30, 2001 and 2000. The combined error totalled $961,921. Consequently, the restated shareholders' equity at June 30, 2001 was $2,535,787 compared with the previously reported $1,573,866. The differences represent capitalization of loan guaranty fees paid by the Company during the years ended June 30, 2001 and 2000. These fees were incurred to secure financing for the Rock School Lease project development. Such capitalization is consistent with FASB Statement 34 "Capitalization of Interest Cost". Consequently, the financial statements for the quarter ending March 31, 2001 have been restated to reflect these corrections.

NOTE 2. GOING CONCERN.

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, we do not have significant cash or other material assets, nor do we have an established source of revenues sufficient to cover our operating costs and to allow us to continue as a going concern. We intend to generate revenue through the manufacture and sale of sodium bicarbonate products. However, we cannot begin production until long-term financing for the construction of our plant is obtained and our plant completed. The Company depends on the continued support of its guarantors and lenders, however, there is no assurance this support will be maintained or that the Company will be successful in its plans.

NOTE 3. NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS.

SFAS No.'s 141 and 142 – In June 2001, the Financial Accounting Standards Board (FASB) adopted Statement of Financial Accounting Standards SFAS No. 141 that is effective as to any business combination occurring after June 30, 2001. Certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date that SFAS No.142 is applied in its entirety, which was September 30, 2001.

SFAS No. 141 provides standards for accounting for business combinations. Among other things, it requires that only the purchase method of accounting be used and that certain intangible assets acquired in a business combination (i.e. those that result from contractual or other legal rights or are separable) be recorded as an asset apart from goodwill. The transition provisions require that an assessment be made of previous business combinations and, if appropriate, reclassifications be made to or from goodwill to adjust the recording of intangible assets such that the criteria for recording intangible assets apart from goodwill is applied to the previous business combinations The adoption of this principle had no material effect on the company's consolidated financial statements.

SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually assessed for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. Upon adoption of SFAS No. 142, the Company will assess whether an impairment loss should be recognized and measured by comparing the fair value of the "reporting unit" to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill be adjusted to the implied fair value.

SFAS No. 143 -- On August 16, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 143 on the Company's consolidated financial statements, when it becomes effective, will not be significant.

NOTE 3. NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

SFAS No. 144 — On October 3, 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001 and , generally, its provisions are to be applied prospectively. SFAS 144 supercedes SFAS Statement No. 121 (FAS 121). "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business."

SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates the requirement of APB 30 that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in disposal transactions.

While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 144 on the Company's consolidated financial statements, when it becomes effective, will not be significant.

NOTE 4. MATERIAL EVENTS

As the Company has previously announced, it met with a hearing panel formed by Nasdaq to consider removing AmerAlia common stock from the Nasdaq SmallCap market. As previously reported on Form 8K, AmerAlia has received notification from the Nasdaq Stock Market that it has extended listing on the SmallCap market subject to:

(a) AmerAlia's Form 10Q for the quarter ending March 31, 2002 must be filed on or before May 15, 2002 and that filing must demonstrate net tangible assets of at least $2,000,000 and/or shareholder's equity of at least $2,500,000; and

(b) On or before August 14, 2002 AmerAlia must demonstrate a closing bid price of at least $1.00 per share, and immediately thereafter, AmerAlia must evidence a closing bid price of $1.00 per share for a minimum of ten days.

This filing complies with the first condition. While AmerAlia hopes that its share price will respond to the progress of its business plan, AmerAlia has no control over the market for its common stock.

AMERALIA, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. MATERIAL EVENTS (continued)

During October 2001, the Company granted 75,000 stock options to a new member of the board of directors of the Company. These options were issued with an exercise price of $0.71 per share. These options vest immediately and expire three years from the date of grant. The Company estimated the fair value of these options at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for the options, respectively; dividend yield of zero percent for all years; expected volatility of 1.081%; risk-free rates of 2.770 percent and expected life of 3.0 years. As a result of applying SFAS No. 123 to the stock options granted to the new board member, the Company did not recognize an additional expense for the nine months ended March 31, 2002.

On February 6, 2002 the Company completed an agreement with a principal shareholder, the Jacqueline Badger Mars Trust, by which the Trust has converted its guaranty fee payable of $1,780,000 into 1,780,000 shares of common stock at $1 per share. Previously, the Company and the Trust had agreed that the guaranty fee liability would be converted into equity following an announcement of permanent financing or a strategic alliance for the development of the Rock School Lease project.

On March 5, 2002 the Company borrowed $25,000 from a shareholder, an accredited investor, for three months, at an annual interest rate of 8% and for a guaranty fee of $10,000 to be satisfied through the issue of 10,000 shares of restricted common stock.

During March 2002, the Company reached an agreement with its note holder, the Bank of America, NA, to extend the due date of its approximately $10,000,000 loan that was due on March 31, 2002. The due date of the loan has been extended until June 30, 2002 with the consent of the bank and the guarantor of the repayment. As part of the agreement, the Company paid approximately $120,000 in fees and interest in advance for three months.

On March 29, 2002, the Company entered into an "Additional Guaranty Agreement" with two existing shareholders of the Company for the guaranty of a note from Harris Bank. The Company borrowed an additional $600,000 from Harris Bank, at 6.75% interest per annum, and is due on June 30, 2002. The Company will pay the guarantors an amount equal to 1.0833% of the amount of the aggregate loan per month the loan is outstanding. The guaranty fee is payable in the Company's common stock at a $1.00 per share.

NOTE 5. SUBSEQUENT EVENTS

On April 1, 2002, the Company entered into a "Fourth Amended and Restated Guaranty Agreement" with the Jacqueline Badger Mars Trust for the guaranty of a note from the Bank of America, NA. The Company will pay the guarantor an amount equal to 1.0833% of the amount of the aggregate loan per month the loan is outstanding. The guaranty fee is payable in the Company's common stock at a minimum of $1.00 per share with the number of shares issued subject to adjustment based on future market prices.

NOTE 4. SUBSEQUENT EVENTS (continued)

During April 2002, the Company repaid an existing obligation of $100,000 due to two existing shareholders of the Company. Also, during April 2002, the Company issued 74,000 shares of its common stock at $1.00 per share in payment of guaranty fees due to two existing shareholders of the Company in satisfaction of guaranty fees payable.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations.

AmerAlia's future conduct depends on a number of factors beyond our control, so we cannot offer any assurance we will be able to conduct AmerAlia's operations as we contemplate in this report. This report contains various statements using the terms "may", "expects to", and other terms denoting future possibilities. They are forward-looking statements. We cannot guarantee the accuracy of these statements as they are subject to a variety of risks beyond AmerAlia's ability to predict or control. These risks may cause actual results to differ materially from the projections or estimates contained in this report. These risks include, but are not limited to, the possibility the described operations, reserves, exploration or production activities will not be completed on economic terms. Undertaking exploration, development and mining of mineral properties, significant construction projects, and the manufacture and marketing of chemical products is risky. Many of these risks are described in the Company's filing on Form 10-K for the fiscal year ended June 30, 2001 and it is important each person reviewing this report understands the significant risks accompanying the establishment of AmerAlia's proposed operations.

Liquidity and Capital Resources

Our corporate objective is to profitably provide low cost natural sodium bicarbonate products and our ability to ensure our long-term survival is dependent on generating revenues from the production and sale of sodium bicarbonate. This has been our business plan for several years. In order to accomplish this, we must either:

- Secure funding of up to $50 million to construct our proposed plant of 175,000 tons per year capacity to produce sodium bicarbonate from our Rock School Lease, or
- Conclude negotiations and agreements with other parties to either acquire complementary business activities or develop some form of strategic joint venture that enables us to achieve our business objectives; and to obtain the debt and equity funding necessary to complete these agreements.

During the March quarter, as discussed further below, we continued various negotiations to acquire complementary business activities. However, concluding any agreement requires our meeting numerous conditions including the finalisation of purchase agreements and a significant amount of financing. We reached an agreement with US Filter to provide construction financing for the development of our Rock School Lease, but US Filter's agreement is subject to numerous conditions and US Filter has not yet advanced any funds under that agreement. Our recent activities and shortage of working capital have caused us to defer our plans to build on the Rock School Lease. US Filter has the right to terminate the current contract and, if it did, we would be liable for breakage fees and other costs which could be substantial. Until we receive long-term funding to develop the Rock School Lease and/or develop other strategic alliances, we will continue to be dependent upon equity placements to accredited investors and short-term financing as in the past. We will continue to engage in appropriate cash management techniques. In recent years, we have been able to finance our activities through short-term borrowings and raising new equity investment. This situation has aggravated our working capital shortage and imposed high interest payments, while allowing us to meet our more pressing financial needs and increase our investment in the Rock School Lease.

In December, 2001 we borrowed an additional $1 million from the Bank of America increasing our loan to approximately $10 million. This loan is guaranteed by our principal shareholder for a fee of

$1,780,000, as discussed in our filing on Form 10K for the year ended June 30, 2001, and subsequently in December 2001 on Form 8K when we negotiated the increase and extension of the loan facility. As discussed below at Item 2. "Changes in Securities", we completed an agreement with the Trust on February 6, 2002 to convert this liability into equity. This added $1,780,000 to the Company's net tangible assets.

This loan was due for repayment on March 31, 2002 but we renegotiated this term as we discussed in our filing on Form 8K reporting an event of March 29, 2002. AmerAlia paid the Bank of America interest for its existing loan of approximately $10 million and, with the consent of the Trust (a principal shareholder of AmerAlia and guarantor of repayment of the loan), extended the due date to June 30, 2002.

On March 5, 2002 the Company borrowed $25,000 from a shareholder, an accredited investor, for three months, at an annual interest rate of 8% and for a guaranty fee of $10,000 to be satisfied through the issue of 10,000 shares of restricted common stock.

We have also borrowed $500,000 from the Harris Bank. We were liable for a guaranty fee of $74,000 for the provision of this facility and in April, 2002 we issued 74,000 shares in satisfaction of this guaranty with the number of shares subject to adjustment based on future market prices of our common stock. In October, 2001 we borrowed a further $100,000 from two shareholders and this was repaid in April 2002 from the proceeds of a new $600,000 loan AmerAlia received from the Harris Bank in March 2002. This loan was possible as a result of a loan guaranty made by these two accredited investors who are existing shareholders of AmerAlia. - Robert C. Woolard and Charles D. O'Kieffe. In addition to the repayment of the $100,000, the funds were used to pay $120,000 for fees and estimated interest in advance for three months on our $10 million loan from the Bank of America. These expenditures resulted in net proceeds to the company of $380,000. We have used a portion of these proceeds to reduce existing obligations including accounts payable, outstanding compensation due to officers and directors and for working capital purposes in connection with the negotiation of our debt facility, equity investment and construction of a plant on our Rock School Lease or the possible acquisition of neighbouring sodium bicarbonate resources.

AmerAlia entered into guaranty agreements with both of Messrs. Woolard and O'Kieffe on the one hand, and the Trust on the other, by which AmerAlia agreed to pay a fee for guaranteeing the loans in an amount equal to 1.083% of the amount of the loans received per month while the loans are outstanding. This compensation is payable in shares with an issue price determined as follows:

To the extent the average closing price of AmerAlia's common stock as reported by The Nasdaq Stock Market, Inc. SmallCap Market (or the OTC Bulleting Board or other quotation medium selected by AmerAlia if AmerAlia's common stock is not, at that time quoted on the Nasdaq SmallCap Market) for the 30 days following an announcement by AmerAlia that:

(a) it has obtained all debt and equity financing necessary for either (i) the construction of a plant of its own on the Rock School Lease, or (ii) an alternative business acquisition or development proposal, including a proposal involving the possible acquisition of a neighbouring property; or

(b) AmerAlia has made a determination to pursue other arrangements not involving either of those set forth in clauses (a) (i) or (ii).

provided that the issue price will not be less than $1.00 nor greater than $2.50 per share. The payment of the fee in shares will be subject to shareholder approval if required by the rules of The Nasdaq Stock Market and, if not approved by the shareholders, will be payable in cash not later than the date for repayment of the loan. The loans owed to the Harris Bank and the Bank of America are due June 30, 2002 and, at this time, AmerAlia does not have the funds necessary to repay the loans.

AmerAlia has no assurance that either date will be extended. AmerAlia is currently pursuing a development plan which includes the possible acquisition of a sodium bicarbonate producing plant with debt and equity investment in excess of $30 million that AmerAlia hopes will be provided by third parties. Although AmerAlia has had favourable discussions with the prospective vendor of the assets, a definitive purchase agreement has not been negotiated. Furthermore, although AmerAlia has received positive indications from the prospective lender and equity investors, AmerAlia has not reached any final agreement with any of these parties and there can be no assurance that AmerAlia will be able to obtain the necessary financing, even if it does reach agreement with the entity contemplating selling the assets to AmerAlia. As a result, AmerAlia cannot offer any assurance that we will be able to complete the transactions to provide for the repayment in full of the outstanding debt by June 30, 2002 as required by the lenders and guarantors. If AmerAlia is not able to repay these loans, the banks have the right to call the loans and require payment from the guarantors; the guarantors then have the right to require payment from AmerAlia and to foreclose against AmerAlia's assets which are pledged to collateralize these guarantees.

During the nine months ended March 31, 2002, we raised $75,000 through the issue of 75,000 shares of restricted common stock to an accredited investor and borrowed an additional $1,725,000 as discussed above. We funded our operating loss and invested a further $930,970 in our Rock School Lease project and plant construction activities. We obtained additional funding from increases in accounts and royalties payable $565,392, accrual of unpaid compensation due to related parties $209,565 and an increase in guaranty fees payable $439,000.

Results of Operations

Since we do not generate revenues from operations, any income we receive is generally derived from interest earned on funds on deposit. Interest income the nine months ended March 31, 2002 was $1,100 (last year: $7,861). As a result of our working capital shortages, we have curtailed our general and administrative expenses; $1,055,651 for the nine months ended March 31, 2002 (last year: $1,035,620). Interest expense is higher as a result of the higher level of debt, although falling interest rates have been beneficial, $166,987 (last year: $128,454). As much of the debt has been used to fund capital expenditures, we capitalised a further $311,830 of interest expenditure (last year: $271,655).

It is likely we will continue to recognize significant operating losses and negative cash flow until after we are able to generate profitable revenues from operations. This is a risky endeavour and we cannot assure anyone we will achieve profitable operations or positive cash flow. Whilst we are progressing negotiations to acquire other businesses in consultation with our prospective lender and various investors, we have not reached definitive agreements. Meanwhile, we must fund our operating losses as we have discussed above.

Impact of Inflation

We believe the Company's activities are not materially affected by inflation.

PART II: OTHER INFORMATION

Item 1: Legal Proceedings

In July, 1999, AmerAlia filed a complaint against Mr. Hudson in the Colorado District Court for Arapahoe County, Colorado (civ. act no. 99-CV-2207) (the "State Action"). In December 1999, Mr. Hudson filed an answer with counterclaims in the State Action in which he denied the material allegations of AmerAlia's complaint and made certain representations of fact against AmerAlia which AmerAlia has denied.

Item 2: Changes in Securities

On February 6, 2002 the Company completed an agreement with a principal shareholder, the Jacqueline Badger Mars Trust, by which the Trust has converted its guaranty fee payable of $1,780,000 into equity. The terms of the subscription agreement provided for the issue of 1,780,000 restricted shares of common stock at $1 per share with the additional provision that if the Company makes an announcement of permanent financing or a strategic alliance before December 31, 2002, then the number of shares to be issued will be recalculated based on the market prices of the Company's stock for the thirty days following an announcement, up to a maximum price of $2.50 per share.

On May 6, 2002 the Company completed an agreement with two shareholders, Messrs. Woolard and O'Kieffe by which they have converted their guaranty fee payable of $74,000 into equity. The terms of the subscription agreement provided for the issue of 74,000 restricted shares of common stock at $1 per share with the additional provision that if the Company makes an announcement of permanent financing or a strategic alliance before December 31, 2002, then the number of shares to be issued will be recalculated based on the market prices of the Company's stock for the thirty days following an announcement, up to a maximum price of $2.50 per share.

No underwriters were involved in these transactions, and the Company paid no underwriting discounts or commissions. The Company relied upon the exemption from registration provided in the following sections of the Securities Act of 1933: Section 3(a)(9) (for transactions involving an exchange of securities with an existing security holder where no commission or other remuneration is paid); Section 4(2) (for transactions not involving a public offering); and Section 4(6) (for transactions with accredited investors only).

During October 2001, the Company granted 75,000 stock options to a new member of the board of directors of the Company. These options were issued with an exercise price of $0.71 per share. These options vest immediately and have a maturity of three years from the date of grant.

Item 3: Defaults Upon Senior Securities

None.

Item 4: Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5: Other Information

Not applicable.

Item 6: Exhibits and Reports on Form 8-K

There are no exhibits to this Quarterly Report on Form 10Q.

On April 5, 2002 we filed a current report on Form 8K reporting an event of March 29, 2002 under Item 5 ("Nasdaq Extension", "Loan Extension and New Proceeds"; and "Item 701 Disclosure"; and providing exhibits under Item 7 (the Fourth Amended and Restated Guaranty Agreement with the Mars Trust).

On February 14, 2002 we filed a current report on Form 8K reporting an event of February 6, 2002 under Item 5 and providing exhibits under Item 7 (which included AmerAlia's restated financial statements for the year ended June 30, 2001).

On December 26, 2001 we filed a current report on Form 8K reporting an event of December 17, 2001 under Item 5 and providing exhibits under Item 7 (which included the Third Amended and Restated Guaranty Agreement with the Mars Trust and the renewed Rock School Lease).

On July 5, 2001 we filed a current report on Form 8K reporting an event of June 21, 2001 under Item 5 (summary of the annual meeting of shareholders).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized representative.

AMERALIA, INC.

May 8, 2002

By: /s/ Robert van Mourik
Robert van Mourik
Executive Vice President, Chief Financial Officer
and principal financial and accounting officer.